

Mail Stop 3010   May 27, 2010

David T. Hamamoto
Chief Executive Officer
NorthStar Real Estate Income Trust, Inc.
399 Park Avenue
18th Floor
New York, NY 10022

> **Re: NorthStar Real Estate Income Trust, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-11**
> **Filed May 7, 2010**
> **File No. 333-157688**
> **Revised Sales Literature submitted May 7, 2010**
> **Sales Materials submitted April 16, 2010**

Dear Mr. Hamamoto:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 6 to Form S-11

Conflicts of Interest, page 72

1.   We note your disclosure that the sponsor will give priority to NorthStar Income Opportunity REIT I, Inc. in the allocation of investment opportunities until 85% of the gross offering proceeds have been invested. Please revise to clarify

> whether the 85% refers to 85% of the maximum offering amount or 85% of the amount actually raised as of a particular date. Additionally, please add a risk factor to address this risk or tell us why you believe it is not material.

Revised Sales Literature Submitted May 7, 2010

Learn from the past – Position for the Future – The potential benefits of debt-focused REITs

What is a REIT?

2. We note your response to comment 4 of our letter April 19, 2010. We reissue our comment in part. Please revise to clarify when distribution payments will be reduced. Please make similar revisions to the Fact Sheet, the CD Kit, the brochure "Learn from the past, Position for the future – The opportunity in debt-focused REITs," the PowerPoint Presentation and the Website.

What is the investment strategy for NorthStar REIT?

3. We note your response to comment 6 of our letter. Please revise to clarify that distributions may not be supported for a full two years following an investor's purchase of common stock. Additionally, please clarify that you are not obligated to pay 8% and that you may pay less. Please make similar revisions to the Fact Sheet, the CD Kit, the brochure "Learn from the past, Position for the future – The opportunity in debt-focused REITs," the PowerPoint Presentation and the Website.

Learn from the past, Position for the future – The opportunity in debt-focused REITs

About NorthStar Realty Finance Corp.

4. We note your response to comment 7 of our letter; however, the differences between the present program and NRF's prior programs still are not clear. In order to provide a more balanced presentation, please revise to discuss in more detail how NRF's investment program is different from yours. For example, we note that NorthStar Real Estate Securities Opportunity Fund is a multi-investor institutional fund and that NorthStar Funding is a joint venture with a single institutional investor. Further, we note that NorthStar Income Opportunity REIT is a private REIT. Please make similar revisions to the brochure, "The NorthStar REIT Advantage."

Fact Sheet

5.   We note your response to comment 8 of our letter. Please make similar changes
        to the risk factors presented on your Fact Sheet.

PowerPoint Presentation

6.   We note your response to comment 13 of our letter. In response to our comment,
        you provided some disclosure regarding your other investments in the last
        paragraph of the script. Please revise the script further to discuss your other
        investments in the same level of detail that you have provided for CMBS and
        corporate bonds.

Sales Literature Submitted April 16, 2010

A Piece of the Income Puzzle: Debt Focused REITs

Stable and Predictable Income

7.   Please clarify that the debt payments might not be paid or may not be paid when
        due. Please make similar revisions to the brochures "Understanding Commercial
        Real Estate Debt," "Building a Balanced Asset Allocation," and "The Current
        Market Opportunity."

8.   Please add a summary risk factor to disclose that you may pay distributions from
        offering proceeds, borrowings, or the sale of assets to the extent distributions
        exceed earnings or cash flows from operations. Please make similar revisions to
        the other brochures.

Capital Preservation

9.   Please clarify that equity-focused REITs may offer the opportunity for growth in
        investor principal when economic conditions cause property values to rise.

Building a Balanced Asset Allocation

What is a REIT?

10.   Please revise the discussion of debt REITs to include a bullet point that identifies
        the circumstances that could result in a reduction in distribution payments and a
        decline in the value of the company. Also, clarify the reference to "investors'
        principal value" in the equity REIT column and explain the relevance of principal
        repayment in the debt REIT column.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

David T. Hamamoto
Chief Executive Officer
NorthStar Real Estate Income Trust, Inc.
May 27, 2010
Page 5

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551- 3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Rosemarie A. Thurston, Esq. (*via facsimile*)
     James H. Sullivan, Esq. (*via facsimile*)